                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

     For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from _______ to _______



                           Commission File No. 1-14365


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     El Paso Corporation Retirement Savings Plan (herein referred to as the "Plan")


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     El Paso Corporation (herein referred to as the "Company")
     1001 Louisiana Street
     Houston, Texas 77002

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
       WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INDEX


                                                                                             Page
                                                                                             ----
Report of Independent Registered Public Accounting Firm  ...............................       2

Financial Statements:
     Statement of Net Assets Available for Plan Benefits
         as of December 31, 2003 and 2002...............................................       3

     Statement of Changes in Net Assets Available for Plan Benefits
         for the year ended December 31, 2003...........................................       4

     Notes to Financial Statements......................................................       5

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
         as of December 31, 2003........................................................      16

     Schedule H, Line 4j - Schedule of Reportable Transactions for the year ended
         December 31, 2003..............................................................      18

Consent of Independent Registered Public Accounting Firm  ..............................      19

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of The El Paso Corporation Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the El Paso Corporation Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Houston, Texas
June 28, 2004

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                ( IN THOUSANDS )


                                                   December 31,
                                           ----------------------------
                                             2003                2002
                                           --------            --------
ASSETS

  Investments                              $671,622            $579,074

  Receivables
    Interest                                     61                  84
    Dividends                                   776               3,633
    Participant contributions                 1,611               2,049
    Employer contributions                      583               1,166
                                           --------            --------
      Total receivables                       3,031               6,932
                                           --------            --------
    Total assets                            674,653             586,006


LIABILITIES

  Accrued expenses                              581                 210
  Amounts due to others                         912               1,392
                                           --------            --------
    Total liabilities                         1,493               1,602
                                           --------            --------

NET ASSETS AVAILABLE FOR PLAN BENEFITS     $673,160            $584,404
                                           ========            ========


   The accompanying notes are an integral part of these financial statements.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS
                                ( IN THOUSANDS )


                                                      FOR THE
                                                     YEAR ENDED
                                                 DECEMBER 31, 2003
                                                 -----------------
ADDITIONS

          Dividends                                  $  5,493
          Interest                                     12,905
          Net appreciation in fair value of
             investments                               73,465
                                                     --------
              Net investment gain                      91,863

          Contributions
            Employer                                   13,245
            Participants                               50,790
                                                     --------
              Total contributions                      64,035

                                                     --------
               Total additions                        155,898

DEDUCTIONS

          Benefits paid to participants                65,088
          Administrative fees                           2,054
                                                     --------
               Total deductions                        67,142

                                                     --------
          Net increase                                 88,756

          Net assets available for Plan benefits
            Beginning of period                       584,404
                                                     --------

            End of period                            $673,160
                                                     ========


   The accompanying notes are an integral part of these financial statements.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------


                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

     The following description of the El Paso Corporation Retirement Savings Plan (the "Plan") provides general information about the Plan's provisions in effect for the plan year ended December 31, 2003. Participants should refer to the Plan documents and summary plan description for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering eligible employees of El Paso Corporation (the "Company") and its participating employers, except leased employees, certain nonresident aliens, certain foreign nationals, and members of any unit covered by a collective bargaining agreement. The Committee for the Pension Plan, Retirement Savings Plan and Employees' Benefit Trust (the "Committee") is responsible for the general administration of the Plan as described in the Plan document. Until September 1, 2003, Deutsche Bank Trust Company Americas ("Deutsche Bank") was the trustee for the Plan. Effective September 1, 2003, State Street Bank and Trust Company ("State Street") became the trustee of the Plan. Hewitt Associates is the recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Contributions

     Prior to May 1, 2003, a participant could elect to make basic contributions from 2 percent to 15 percent on a before or after tax basis. Effective May 1, 2003, a participant may elect to make basic contributions from 2 percent to 25 percent on a before tax basis and 2 percent to 15 percent on an after tax basis of his or her eligible compensation. The Company will make matching contributions in the same manner as that of participant contributions, equal to 50 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation.

     In addition, if a participant has elected the maximum basic contribution eligible for a matching contribution, he or she may make after-tax supplemental contributions to the Plan from 1 percent to 5 percent of his or her eligible compensation. A participant may also elect to have the amount of available cash under the Company's FlexPlan transferred to the Plan as a flex contribution or may make an approved rollover contribution of a distribution received or direct transfer from another qualified retirement plan. There are certain legal limitations, as provided by the Plan, applicable to contributions to the Plan. Federal income taxes on before-tax contributions, company matching contributions, and the earnings from the investments in the Plan are deferred until amounts are withdrawn from the Plan by participants.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, the Company's matching contributions, the participant's share of net earnings or losses of his or her respective elected investment funds under the Plan and charged with an allocation of administrative expenses. Net investment gains and losses in a particular investment fund and administrative expenses are allocated in proportion to the respective participant account balances in that fund.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   DESCRIPTION OF PLAN (Continued)

     Vesting

     A participant's interest in the balance credited to his or her account is fully vested at all times.

     Payment of Benefits

     Upon separation from service with the Company, a participant whose account balance exceeds $5,000 may elect to receive either a lump-sum or installment distribution equal to the value of his or her account or to defer the distribution. A deferred distribution may take the form of either a lump-sum distribution payable within, or installments payable over, a period which ends on or before April 1 of the year following the calendar year in which the participant attains age 70-1/2. A participant whose account balance does not exceed $5,000 will receive an immediate lump-sum distribution of the amount equal to his or her account balance. Certain in-service withdrawals may also be available, as provided by the Plan.

     Participant Loans

     To obtain a loan, the participant must have a total account balance of at least $2,000 excluding any amounts held in an "IRA Rollover Account" under the Plan. Loan amounts may be from $1,000 to $50,000 but may not be more than 50 percent of the total balance in the participant's account, excluding any IRA Rollover Account balance. The 50 percent limit is reduced by the participant's highest outstanding loan balance(s) during the prior 12-month period. Each loan is made from, and repaid to, the borrowing participant's account so as not to affect the accounts of other participants. A participant may not obtain more than one loan during any 12-month period and may not have more than two loans outstanding. The interest rate on a loan is 1 percent above the prime rate, which is determined on the last business day of the month preceding the quarter in which the loan is taken. The interest rate is fixed for the term of the loan. Interest rates on participants loans from 5% to 10.5% in 2003 and 5.75% to 10.5% in 2002. The repayment period may be from 1 to 5 years. When a participant terminates employment with the Company, the unpaid balance of the participant's loan(s) will be deducted from any distributions to the participant. If the participant elects to defer the distributions, the loan must be repaid within 60 days after separation from service. If the loan is not repaid, it will be automatically treated as a distribution to the participant.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   DESCRIPTION OF PLAN (Continued)

     Investment Options

     With exceptions as described below, a participant could direct the investment of his or her contributions to the Plan or reallocate the existing balance in his or her account among any one or more of the following investment funds during 2003. The diversification of securities within each investment fund is at the discretion of the fund manager. For a more complete description of the investment objectives, general information and performance history of the funds, participants should refer to the individual mutual fund prospectus and the summary plan description.

          1) Income Fund - invests primarily in a diversified portfolio of investment contracts offered by major insurance companies, banks and other financial institutions. The objective of the fund is to provide liquidity and safety of principal while providing a higher return over time than offered by money market funds. An investment contract is an agreement whereby the issuing entity promises a specific rate of return for a period of time. The contracts provide that a reduction in principal will not occur due to a change in interest rates. These contracts usually have maturity dates and interest rates that fluctuate to reflect the investment performance and activity of bonds that underlie the contract. However, like all of the Plan's investment funds, there is an element of risk. Some of the contracts are direct obligations of the issuing entity. To reduce the risk of the fund, most of the investment contracts are collateralized by fixed-income securities held in a separate account of an insurance company, or in a trust fund, to protect them from the general creditors of the contract issuer. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Income Fund. PRIMCO Capital Management, Inc. manages the Income Fund.

          2) Company Stock Fund - invests primarily in common stock of the Company (NYSE:EP). As with investments in any single stock, this fund may be more volatile (that is, subject to larger swings in value, both up and down) than a fund that is diversified among the stocks of many companies. Participants who invest in the Company Stock Fund may instruct the trustee regarding the voting of the Company's common stock allocated to the participant's account. The fund may also hold cash or other short-term fixed income securities, although these are expected to be a small percentage of the Stock Fund.

          3) Equity Index Fund - invests in an index fund designed to match the performance of the Standard and Poor's (S&P) Index by investing in stock of most of the 500 largest U.S. companies comprising that Index. This fund currently invests in a commingled fund for institutional investors known as the Daily Equity Index Fund T managed by Barclays Global Investors.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


1.   DESCRIPTION OF PLAN (Continued)

     Investment Options (Continued)

          4) International Equity Fund - invests in the publicly traded mutual fund known as the Templeton Foreign Fund managed by Templeton Global Advisors Limited. The purpose of this fund is to invest in companies in locations and businesses around the world where economic conditions are favorable for growth. Because of global monetary exchange, economic and political conditions, the risks and returns for this fund can vary significantly from investments in domestic stocks.

          5) Large Capitalization Equity Fund - invests in the publicly traded mutual fund known as the Fidelity Magellan Fund managed by Fidelity Management & Research Company.

          6) Mid Capitalization Equity Fund - invests in the publicly traded mutual fund known as the American Funds Growth Fund of America (Class A) managed by Capital Research and Management Company.

          7) Small Capitalization Equity Fund - invests in the publicly traded mutual fund known as the AIM Small Cap Growth Fund "A" managed by AIM Capital Management.

          8) Asset Allocation Fund - invests in the publicly traded mutual fund known as the Dodge & Cox Balanced Fund managed by Dodge & Cox.

          9) Large Capitalization Value Fund - invests in the publicly traded mutual fund known as the Dodge & Cox Large Cap Value Fund managed by Dodge & Cox.

          10) Loan Fund - invested individually for each borrowing participant in any loans to the participant.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Basis

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the reported changes in net assets available for plan benefits during the reporting period and disclosures related to the Plan. Actual results could differ from those estimates.

     Valuation of Investments

     For the Plan years ending December 31, 2003 and 2002, the Plan's investment contracts with financial institutions and insurance companies are reported at contract value, as they are benefit responsive investment contracts. Estimated fair value for investment contracts is based on discounted cash flows using current market rates for similar investments with similar terms. Short-term securities and participant loans are carried at cost which approximates fair value. All other investments are carried at fair value as determined by quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. The basis of securities sold is determined by average cost.

     Amounts Due To Others

     Amounts due to others reflect the net unsettled securities bought and sold at year end.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)

     Investment Income

     Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Dividend and interest income is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund. Dividend income represents income for those funds holding individual equity securities. Interest income represents income received from deposits with insurance companies, short-term securities and funds invested in commingled equity or mutual funds.

     Payment of Benefits

     Benefits are recorded when paid.

     Expenses

     Administrative expenses include participant recordkeeping and custodial fees, and certain professional fees incurred and paid by the Plan. In addition, any expenses directly relating to the purchase, sale, or transfer of the Plan's investments are charged to the particular investment fund to which the expense relates.

     Net Appreciation in Fair Value of Investments

     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

     Since November 2002, El Paso has undergone a series of downgrades of its credit ratings. The Company's senior unsecured debt is rated a "CCC+" by Standard and Poor's Rating Services as of February 18, 2004 and has remained unchanged by Moody's Investor Service at "Caa1" as of February 11, 2003. The Committee does not believe these downgrades will impact the Company's ability to perform its obligations as Plan Sponsor.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


3.   INVESTMENTS

     Investments representing 5 percent or more of the Plan's net assets are separately identified as follows:

                                                                       December 31,
                                                                  ---------------------
                                                                      (In thousands)
                                                                    2003         2002
                                                                  --------     --------
     El Paso Corporation common stock,
         19,097,744 and 17,235,920 shares, respectively           $156,411     $119,962

     Barclays Daily Equity Index Fund T, 1,661,945 and
          1,719,043 shares, respectively                            54,263       43,647

     Fidelity Magellan Fund, 498,700 and 501,229
         shares, respectively                                       48,743       39,577

     American Funds Growth Fund of America "A",
         1,628,933 and 1,573,867 shares, respectively               39,974       29,069*

     Dodge & Cox Balanced Fund, 541,859 and 521,156
         shares, respectively                                       39,577       31,660

     Bank of America NT & SA #99-056
         40,304,116 and 13,812,195 shares, respectively             40,304       13,812*

     JPMorgan Chase Bank - #401728-TH,
         41,340,571 and 29,609,798 shares, respectively             41,341       29,610

     Monumental Life Insurance Company - #436TR,
         29,736,561 and 29,585,912 shares, respectively             29,737**     29,586

     Rabobank Nederland #100201
         44,872,564 and 12,542,247 shares, respectively             44,873       12,542*

     *   Not 5% in 2002
     **  Not 5% in 2003

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by approximately $73 million as follows:


                                                         (In thousands)
           Company Stock Fund                               $ 23,892
           Mid Capitalization Equity Fund                      9,237
           Equity Index Fund                                  11,880
           Large Capitalization Equity Fund                    9,316
           Asset Allocation Fund                               6,141
           International Equity Fund                           4,315
           Income Fund                                          (245)
           Large Capitalization Value Fund                     3,841
           Small Capitalization Equity Fund                    5,088
                                                            --------
          Net appreciation in fair value of investments     $ 73,465
                                                            ========

4.   INVESTMENT CONTRACTS

     The Plan invests in a diversified portfolio of investment contracts as described in Note 1. The contracts are included in the financial statements at contract value as reported to the Plan by State Street. On December 31, 2003 and 2002, the average yield for these investment contracts was 4.66 percent and 5.46 percent, respectively, while the average crediting interest rate was 4.65 percent and 5.19 percent, respectively. Crediting interest rates are normally reset quarterly for contracts with underlying investments to reflect the investment experience of that asset. On December 31, 2003 and 2002, the fair market value of the investment contracts were $246,005,686 and $263,466,869, respectively. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

5.   CONCENTRATION OF CREDIT RISK

     The Plan invests in various investment funds, as described in Note 1, based upon participant instructions. The Income Fund held approximately 35 percent and 43 percent of the invested assets of the Plan at December 31, 2003, and 2002, respectively. The Company Stock Fund held approximately 24 percent and 22 percent of the invested assets of the Plan at December 31, 2003, and 2002, respectively. The Company believes that it offers sufficient investment options to allow participants to avoid any significant concentration of credit risk, although the ultimate control of investment diversification across the funds is up to the individual participant.

6.   RELATED PARTY TRANSACTIONS

     From January 1, 2003 to August 31, 2003, approximately $135 million and $134 million were purchased and sold, respectively, with Deutsche Bank in the BT Pyramid Directed Account Cash Fund. During this period, approximately 42 percent and 29 percent of the Plan's purchase and sale transactions, respectively, were related to these assets. During the period September 1, 2003 through December 31, 2003, approximately $50 million and $43 million were purchased and sold, respectively, with State Street Bank and Trust Company in the State Street Directed Account Cash Fund. During this period, approximately 40 percent and 33 percent of the Plan's purchase and sale transactions, respectively, were related to these assets.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


7.   TAX STATUS

     The Plan is intended to be a qualified plan pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and, accordingly, the trust established under the Plan to hold the Plan's assets is intended to be exempt from federal income taxes pursuant to Section 501(a) of the Code. The Company received a favorable tax determination letter from the IRS on June 20, 2003 stating that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   AMENDMENTS AND FILINGS

     Effective March 1, 2003, the Plan was amended to suspend Company matching contributions. On May 14, 2003, the Company announced its intention to reinstate effective July 1, 2003 the Company's matching contribution in an amount equal to 50 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation.

     Effective May 1, 2003, the Plan was amended to allow for before-tax basic contributions in whole percentages from 2 percent to 25 percent of eligible compensation. The after-tax basic contribution limit remained unchanged at 15 percent, and the supplemental after-tax contribution limit remained unchanged at 5 percent.

     Effective July 1, 2004, the matching contribution will increase to 75 percent of a participant's basic contribution up to a maximum level of 6 percent of eligible compensation.

9.   PLAN TERMINATION

     The Company reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. Upon termination, the Plan's assets would be distributed to the participants, as directed by the Committee in accordance with the Plan and applicable law, on the basis of their account balances existing at the date of termination, as adjusted for investment gains and losses.

10.  SUBSEQUENT EVENT

     Effective June 25, 2004, the El Paso Corporation Retirement Savings Plan Committee temporarily suspended future investments in the company stock fund under the Retirement Savings Plan until the company becomes current on its SEC filings. A notice to participants was distributed on June 25, 2004.

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN

                                  ------------

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)


11.  RECONCILIATION WITH FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements to Form 5500:

                                                                      December 31,
                                                            -------------------------------
                                                                    (In thousands)
                                                              2003                   2002
                                                            --------               --------
           Net assets available for Plan benefits
              per the financial statements                  $673,160               $584,404
              less:  final distributions and participant
                     withdrawals that have been
                     processed and approved but
                     not paid by the Plan                        205                    454
                                                            --------               --------
           Net assets available for Plan benefits
              per the Form 5500                             $672,955               $583,950
                                                            ========               ========

     The following is a reconciliation of the change in net assets available for Plan benefits per the financial statements to Form 5500:

                                                        For the year ended
                                                        December 31, 2003
                                                        ------------------
                                                          (In thousands)
           Net increase in net assets
              available for Plan benefits per the
              financial statements                           $88,756
              add:   change in distributions and
                     participant withdrawals that
                     have been processed and approved
                     but not paid by the Plan                    249
                                                             -------
              Net increase in net assets
              available for Plan benefits per the
              the Form 5500                                  $89,005
                                                             =======

     Final distributions and participant withdrawals that have been processed and approved but not paid by the Plan are not considered Plan obligations until paid under generally accepted accounting principles, and therefore, are not presented as liabilities or benefits paid in the accompanying financial statements.

                             SUPPLEMENTAL SCHEDULES

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN
                            EIN: 76-0568816 PLAN: 002
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003

                                                                             NUMBER OF
                                                                              SHARES
                                                                            (UNITS) OR
                                                                             PRINCIPAL
            IDENTITY OF ISSUER, BORROWER, OR                                 AMOUNT OF
                   SIMILAR PARTY, AND                                        BONDS AND                                 CURRENT
                DESCRIPTION OF INVESTMENT                                      NOTES               COST                 VALUE
---------------------------------------------------------------------       -----------        -------------        -------------
COMPANY STOCK FUND
    El Paso Corporation common stock *                                       19,097,744        $ 620,009,487        $ 156,410,523
    Short-term securities
       State Street Direct Account Cash Fund *
          Short Term Investment Fund                                          5,087,659            5,087,659            5,087,659
                                                                                               -------------        -------------
                   Total investments - Company Stock Fund                                        625,097,146          161,498,182
                                                                                               -------------        -------------

INCOME FUND
    Deposits with financial institutions
       Bank of America NT & SA
           # 99-056, 4.04%, matures 09/01/2020                               40,304,116           40,304,116           40,304,116
       CDC Financial
           # 163-03, 3.75%, matures 03/21/2005                                5,004,541            5,004,541            5,004,541
       CDC Investment Management Corporation
           #  1163-01, 3.66%, matures 09/01/2020                             22,960,142           22,960,142           22,960,142
       JPMorgan Chase Bank
           # 401728-TH, 6.53%, matures 09/01/2020                            41,340,571           41,340,571           41,340,571
       Rabobank Nederland
           # 100201, 2.89%, matures 09/01/2020                               44,872,564           44,872,564           44,872,564
       State Street Bank & Trust Co*
           # 103105, 3.21%, matures 11/01/2023                               16,614,891           16,614,891           16,614,891
                                                                                               -------------        -------------
               Total deposits with financial institutions                                        171,096,825          171,096,825
                                                                                               -------------        -------------

    Deposits with insurance companies
       John Hancock Mutual Life Insurance Company
           #  14937, 7.73%, matures 09/01/2020                                1,956,720            1,956,720            1,956,720
           #  7436, 5.99%, matures 09/01/2020                                10,561,147           10,561,147           10,561,147
       Metropolitan Life
           #  28191, 4.99%, matures 07/26/04                                  2,274,176            2,274,176            2,274,176
           #  28594, 4.85%, matures 04/26/05                                  2,706,269            2,706,269            2,706,269
       Monumental Life Insurance Company
           #  436TR, 3.39%, matures 09/01/2020                               29,736,561           29,736,561           29,736,561
       New York Life Insurance Company
           #  30899002, 5.75%, matures 09/01/2020                               429,754              429,754              429,754
           #  303889, 6.67%, matures 01/04/2005                               2,680,221            2,680,221            2,680,221
       SunAmerica Life Insurance Company
           #  4891, 1.00%, matures 12/31/2049                                 1,402,943            1,402,943            1,402,943
       UBS AG
           Cash                                                                 356,700              356,700              356,700
           CITEC 01-A-A4, 4.84% matures 09/20/2012                            1,620,766            1,620,766            1,620,766
           HOFC 97-1A, 13.33% matures 03/30/2007                              2,006,419            2,006,419            2,006,419
           HOFC II 97-1A, 13.34% matures 12/30/2006                           2,509,040            2,509,040            2,509,040
           USTN 5.625 5-08, 5.63% matures 05/15/2008                          3,345,225            3,345,225            3,345,225
           USTN 4.375 05-07, 4.38% matures 05/15/2007                         2,129,422            2,129,422            2,129,422
           UBS AG Wrapper                                                      (419,133)            (419,133)            (419,133)

                                                                                               -------------        -------------
                  Total deposits with insurance companies                                         63,296,230           63,296,230
                                                                                               -------------        -------------

*  Parties in interest

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN
                            EIN: 76-0568816 PLAN: 002
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003


                                                                     NUMBER OF
                                                                      SHARES
                                                                    (UNITS) OR
                                                                     PRINCIPAL
            IDENTITY OF ISSUER, BORROWER, OR                         AMOUNT OF
                   SIMILAR PARTY, AND                                BONDS AND                               CURRENT
                DESCRIPTION OF INVESTMENT                              NOTES              COST                VALUE
---------------------------------------------------------------     -----------      --------------       --------------
   Short-term securities
       State Street Direct Account Cash Fund *
          Short Term Investment Fund                                 1,977,851            1,977,851            1,977,851
                                                                                     --------------       --------------
                          Total investments - Income Fund                               236,370,906          236,370,906
                                                                                     --------------       --------------

LOAN FUND
    Participant Loans, 5% to 10.5%
                                                                    21,679,672           21,679,672           21,679,672
                                                                                     --------------       --------------
                            Total investments - Loan Fund                                21,679,672           21,679,672
                                                                                     --------------       --------------

EQUITY INDEX FUND
    Barclays Daily Equity Index Fund T                               1,661,945           47,691,221           54,262,509
                                                                                     --------------       --------------
                    Total investments - Equity Index Fund                                47,691,221           54,262,509
                                                                                     --------------       --------------

LARGE CAPITALIZATION VALUE FUND
    Dodge & Cox Stock Fund                                             216,285           21,269,039           24,608,928
                                                                                     --------------       --------------
                 Total investments - Large Cap Value Fund                                21,269,039           24,608,928
                                                                                     --------------       --------------

INTERNATIONAL EQUITY FUND
    Templeton Foreign Fund                                           2,060,399           19,551,939           21,922,643
                                                                                     --------------       --------------
            Total investments - International Equity Fund                                19,551,939           21,922,643
                                                                                     --------------       --------------

LARGE CAPITALIZATION EQUITY FUND
    Fidelity Magellan Fund                                             498,700           53,654,127           48,742,983
                                                                                     --------------       --------------
                Total investments - Large Cap Equity Fund                                53,654,127           48,742,983
                                                                                     --------------       --------------

MID CAPITALIZATION EQUITY FUND
    American Funds Growth Fund of America  'A'                       1,628,933           35,164,203           39,974,007
                                                                                     --------------       --------------
                  Total investments - Mid Cap Equity Fund                                35,164,203           39,974,007
                                                                                     --------------       --------------

SMALL CAPITALIZATION EQUITY FUND
    AIM Small Cap Growth Fund "A"                                      893,992           18,531,041           22,984,530
                                                                                     --------------       --------------
                Total investments - Small Cap Equity Fund                                18,531,041           22,984,530
                                                                                     --------------       --------------

ASSET ALLOCATION FUND
    Dodge & Cox Balanced Fund                                          541,859           35,492,604           39,577,383
                                                                                     --------------       --------------
                Total investments - Asset Allocation Fund                                35,492,604           39,577,383
                                                                                     --------------       --------------
           Total Assets Held at End of Year                                          $1,114,501,898       $  671,621,743
                                                                                     ==============       ==============

*  Parties in interest

                               EL PASO CORPORATION
                             RETIREMENT SAVINGS PLAN
                            EIN: 76-0568816 PLAN: 002
            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2003


                                                Number of
                                              transactions                                           Cost of
                                          ----------------------     Purchase        Selling       securities          Net
       Security description                Purchases     Sales         price         proceeds          sold           loss
---------------------------------------   -----------   --------   -------------   ------------   -------------   -------------
BT Pyramid Directed Account Cash Fund         145         189       $134,640,098   $133,921,204   $133,921,204    $          --

State Street Direct Account Cash Fund          71          95         50,256,484     43,190,974     43,190,974               --

El Paso Corporation Common Stock              113         132         58,035,296     42,996,600    185,747,739    ($142,751,139)

Rabobank Nederland 2.89% 09/01/2020            13           0         30,508,534             --             --               --

UBS AG 4.82% 03/05/2010                         7           6         24,230,182     20,994,642     20,994,642               --

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Numbers 033-49956, 033-49956-99, 333-26831 and
333-26831-99) of El Paso Corporation of our report dated June 28, 2004 relating to the financial statements of the El Paso Corporation Retirement Savings Plan, which appears in this Form 11-K.


PricewaterhouseCoopers LLP


Houston, Texas
June 28, 2004

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                    El Paso Corporation
                                    Retirement Savings Plan


                                    By          /s/ D. Dwight Scott
                                      ------------------------------------------
                                                  D. Dwight Scott
                                          Executive Vice President and Chief
                                      Financial Officer of El Paso Corporation,
                                     and Committee under the El Paso Corporation
                                        Member of the Retirement Savings Plan


Date:  June 28, 2004